SECURITIES AND EXCHANGE COMMISSION

                             Washington. D.C. 20549

                                    FORM 11-K


(Mark one)
|X|      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2001

                                       OR

|_|      TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _______________________ to ____________________

Commission file number 1-3879



                       DYNCORP SAVINGS AND RETIREMENT PLAN
                            (Full title of the plan)

                                     DynCorp
                            11710 Plaza America Drive
                             Reston, Virginia 20190
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                                 (703) 261-5000)
                         (Registrant's telephone number)

Notices and communications from the Securities and Exchange Commission relative to this report should be sent to:

                               John J. Fitzgerald
                           Vice President & Controller
                                     DynCorp
                            11710 Plaza America Drive
                             Reston, Virginia 20190

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the DynCorp Savings and Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    July 15, 2002                DYNCORP SAVINGS AND RETIREMENT PLAN


                                      By:      /S/ H. Montgomery Hougen
                                               ------------------------
                                               H. Montgomery Hougen
                                               Member, Administrative Committee

                       DynCorp Savings and Retirement Plan

                        Audited Financial Statements and
                             Supplemental Schedules

                          Year ended December 31, 2001




                                    Contents

Report of Independent Auditors - Ernst & Young LLP...........................1
Report of Independent Public Accountants - Arthur Andersen LLP...............2


Audited Financial Statements

Statements of Net Assets Available for Benefits..............................4
Statement of Changes in Net Assets Available for Benefits....................5
Notes to Financial Statements................................................6


Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held At End of Year)................18
Schedule H, Line 4j--Schedule of Reportable Transactions.....................19

                         Report of Independent Auditors

Administrative Committee
DynCorp Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of DynCorp Savings and Retirement Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2001 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                         /s/ Ernst & Young LLP

McLean, Virginia
June 25, 2002

Report of independent public accountants



To the DynCorp Savings and Retirement Plan Committee:

We have audited the accompanying statements of net assets available for benefits of DynCorp Savings and Retirement Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by T. Rowe Price, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we were unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of DynCorp Savings and Retirement Plan as of December 31, 2000, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2000, was made for the purpose of the forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2000, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                      /s/ Arthur Andersen LLP

Vienna, Virginia
May 2, 2002

This is a copy of the audit report previously issued by Arthur Andersen in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K.

                       DynCorp Savings and Retirement Plan

                 Statements of Net Assets Available for Benefits


                                                                               December 31
                                                                       2001                 2000
                                                               --------------------------------------------
Assets
Investments, at fair value                                       $    376,491,929    $    191,687,913
Receivables:
   Employee contributions receivable                                      698,797             986,319
   Employer contributions receivable                                       12,306                   -
   Receivable from DynCorp Capital
     Accumulation Retirement Plan                                          27,907                   -
                                                               --------------------------------------------
Total assets                                                          377,230,939         192,674,232

Liabilities
Cash overdrafts                                                            60,719                   -
Due to broker                                                               1,375                   -
                                                               --------------------------------------------
                                                               --------------------------------------------
Total liabilities                                                          62,094                   -

                                                               --------------------------------------------
Net assets available for benefits                                $    377,168,845    $    192,674,232
                                                               ============================================


See accompanying notes.

                       DynCorp Savings and Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001


Additions
Contributions:
    Employee contributions                                              $      20,621,162
    Employee rollovers                                                          4,097,560
    Employer contributions                                                     14,512,417
                                                                       --------------------
Total contributions                                                            39,231,139

Investment income:
    Dividends and interest                                                      2,994,730
    Net realized and unrealized appreciation in fair
     value of investments                                                      80,144,246
                                                                       --------------------
Total investment income                                                        83,138,976

                                                                       --------------------
Total additions                                                               122,370,115

Deductions
Distributions to participants                                                  27,012,903
Administrative expenses                                                           126,576
                                                                       --------------------
Total deductions                                                               27,139,479

Transfer from other plans, net                                                 89,263,977

                                                                       --------------------
Net increase                                                                  184,494,613
Net assets available for benefits:
   Beginning of year                                                          192,674,232
                                                                       --------------------
   End of year                                                          $     377,168,845
                                                                       ====================


See accompanying notes.

                       DynCorp Savings and Retirement Plan

                          Notes to Financial Statements

                                December 31, 2001


1. Description of the Plan

Effective January 1, 2001, the DynCorp Savings and Retirement Plan, adopted as of April 1, 1983 (the Plan), was bifurcated into the following two identical savings and retirement plans under section 401K of the Internal Revenue Code
(IRC): 1) the DynCorp Savings and Retirement Plan (SARP or the Plan) and 2) the DynCorp Capital Accumulation Retirement Plan (CAP). As a result, assets totaling $52,873,307 were transferred from the SARP to the CAP. Concurrently with the bifurcation of the DynCorp Savings and Retirement Plan into the CAP and the SARP, the DynCorp Employee Stock Ownership Plan (ESOP) was bifurcated into two identical qualified plans, one of which, ESOP "A", was applicable to participants under the SARP, and the other of which, ESOP "B", was applicable to participants under the CAP. Effective January 1, 2001, ESOP "A" merged into the SARP and ESOP "B" merged into the CAP. Thus, on January 1, 2001, assets of
$142,137,284 transferred from the ESOP to the SARP, which was comprised primarily of 4,460,504 ESOP shares as well as a portion of the cash balance outstanding as of December 31, 2000. Therefore, each eligible participant of the Plan on January 1, 2001 now has a 401K account (401K Account) and an ESOP account (ESOP Account) under the Plan.

The SARP is a multiple employer defined contribution plan under IRC section 413(c). Employers participating in the Plan include DynCorp, DynKePRO LLC, DynPort Vaccine Company LLC and DynPar LLC (collectively, DynCorp or the Company). The SARP provides for retirement, disability, and death benefits and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). There is an Administrative Committee for the Plan, which is composed of members appointed by the Board of Directors of DynCorp.

The Plan's ESOP Accounts as well as DynCorp common stock held in the Plan's 401K Accounts are held in trust under an agreement between the Company and HSBC Bank USA. The Company serves as the record-keeper for the ESOP Accounts. All remaining assets of the Plan's 401K Accounts are held in trust under an agreement between the Company and T. Rowe Price Trust Company (T. Rowe). T. Rowe is also the record-keeper for these assets.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

                       DynCorp Savings and Retirement Plan

1. Description of the Plan (continued)

Eligibility

The Plan is generally available to salaried and non-union employees. Employees become eligible to participate in the Plan on the first day of their first payroll period following their date of hire.

Contributions

The Plan is a contributory plan under which participating employees may contribute up to 18% of their pre-tax compensation, as defined by the Plan, or $10,500 for the year ended December 31, 2001 (subject to annual change by the IRC). Certain employees may also make after-tax contributions of 1% to 10% of their compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

The Company makes a matching employer contribution and a supplemental matching employer contribution and may make discretionary employer contributions (collectively the Employer Contributions). The matching employer contribution is equal to 50% of the first 8% of the participant's salary deferral contributions. The supplemental matching employer contribution relates to those salary deferral contributions made by a participant to DynCorp common stock (DynCorp Stock) and is equal to 50% of the first 3% of the participant's salary deferral contributions to that fund. The discretionary employer contribution is to be allocated to each eligible participant's account in an amount equal to at least 1% of the participant's compensation. The Company may make the Employer Contributions in cash, DynCorp Stock, or a combination thereof. During the year ended December 31, 2001, of the total employer contributions made to the Plan, $14,071,417 was made in DynCorp Stock. During 2001, the Company made a discretionary contribution equal to 1% of each eligible participant's compensation.

A participant who is covered by a collective bargaining agreement between the Company and a union may only make or receive such salary deferral contributions and any employer contributions as provided for in such collective bargaining agreement. Employer contributions are generally made in cash.

There were no contributions to any participant's ESOP Account in 2001. In addition, it is not expected that new participants will receive an ESOP Account.

                      DynCorp Savings and Retirement Plan

1. Description of the Plan (continued)

Investment Options

Except for contributions to DynCorp Stock, participants may direct the investment of all employee and employer contributions in their 401K Accounts in any of thirteen available investment options, which currently include mutual funds and common/collective trusts. Participants may also elect to invest in a variety of other mutual funds and publicly traded stocks and bonds through a self-directed brokerage account option, Tradelink+.

All salary deferral contributions which the participant elects to initially invest in DynCorp Stock and all Employer Contributions made on or after January 1, 2001 which the Company elects to make in DynCorp Stock are invested in the Restricted DynCorp Stock Fund and may not be reinvested in other investment funds until the expiration of four full calendar quarters following the end of the payroll period to which such contributions relate. At the expiration of this waiting period, the stock and related earnings are transferred to the Unrestricted DynCorp Stock Fund at which time a participant may re-direct the investment of these monies. Employer Contributions and related earnings made in DynCorp Stock prior to January 1, 2001 must stay invested in the Restricted
DynCorp Stock Fund and are never eligible for transfer to another fund. Contributions to the Restricted DynCorp Stock Fund are initially invested in a short-term interest bearing fund (T. Rowe Price Prime Reserve Fund) until DynCorp stock can be purchased on a future trade date (see The Internal Market below).

The Internal Market

On May 10, 1996, the Company's Form S-1 filing for the registration of shares of common stock became effective, resulting in the establishment of a limited trading market (the Internal Market) established by the Company's wholly owned subsidiary, Dyn Ex, Inc. The Internal Market is managed by Dyn Ex, Inc., to provide employees, directors, and stockholders of the Company with the opportunity to buy and sell shares of common stock. The Internal Market generally permits eligible stockholders to buy and sell shares of common stock on four predetermined days each year (each a Trade Date) at a price determined by the DynCorp Board of Directors.

                      DynCorp Savings and Retirement Plan

                   Notes to Financial Statements (contintued)

1. Description of the Plan (continued)

The Internal Market (continued)

The Company may also sell (through one or more of its employee benefit plans) or buy shares of common stock on the Internal Market for its own account, but will do so only to address imbalances between the number of shares offered for sale and bid for purchase by shareholders on any particular Trade Date. The Company will not be both a buyer and a seller on the Internal Market on the same Trade Date. The purchase and sale of shares on the Internal Market are carried out by Buck Investment Services, Inc., a registered broker-dealer, upon instructions from the respective buyers and sellers. There is no public market for the common stock, and it is not currently anticipated that such a market will develop.

Vesting

Participants are at all times 100% vested in their 401K Account elective salary deferrals, voluntary after-tax contributions, and rollover contributions.

Participants are fully vested in their 401K Account Employer Contributions upon completion of one year of service.

Participants are fully vested in their ESOP Accounts in accordance with the following vesting schedule based on credited years of service as defined in the
Plan:

                      Years of                                Vesting
                       Service                               Percentage
----------------------------------------------------------------------------
Less than two years                                              0%
Two years but less than three years                             50%
Three years but less than four years                            75%
Four years or more                                              100%


Participant Accounts

Each participant's 401K Account is credited with the participant's contribution, any Employer Contributions, and an allocation of Plan earnings less any administrative expenses. Allocations of earnings and administrative expenses are based on account balances.

                      DynCorp Savings and Retirement Plan

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their 401K Accounts up to 50% of their vested account balance subject to a minimum of $1,000 and a maximum of the lesser of
(a) $50,000 less the highest outstanding loan balance in the preceding 12-month period over the outstanding loan balance on the day immediately preceding issuance of the loan or (b) the amount of the participant's account invested in non-Company stock investment funds, the terms of which permit withdrawals without penalty. No more than one plan loan for the purpose of purchasing a primary residence and one plan loan for other purposes may be outstanding at any one time. Loan terms range from one to five years, but may extend beyond five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are used to reduce future Employer Contributions. At December 31, 2001 and 2000, forfeited nonvested accounts totaled $108,600 and $129,794, respectively.

Plan Expenses

Loan fees and brokerage fees related to TradeLink+ transactions are paid by participants. All other administrative expenses of the Plan are paid by the Plan and allocated to participant accounts or, at the election of the Company, are paid by the Company. For the year ended December 31, 2001, the Company paid approximately $217,000 of the Plan's expenses.

Payment of Benefits

Benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled is the benefit that can be provided from the participant's vested account.

                      DynCorp Savings and Retirement Plan

1. Description of the Plan (continued)

Payment of Benefits (continued)

401K Accounts
-------------
In-service withdrawals and hardship distributions are permitted as defined in the Plan. Participants may elect one of several types of annuities or receive payment in one lump sum, subject to certain Plan restrictions related to investments in DynCorp Stock.

ESOP Accounts
-------------
Upon retirement, death or disability, a participant's vested account balance in his or her ESOP Account, consisting of DynCorp Stock, becomes payable in 20% installments distributed within 60 days after the end of the Plan year. Balances less than $5,000 or fewer than 100 shares are payable in a single distribution to be distributed within 60 days after the end of the Plan year. For all other terminations of employment, participants may request distribution of their vested shares in 20% installment to begin five years after the Plan year the participant terminates employment. Balances less than $5,000 or fewer than 100 shares are paid out as soon as administratively practical after the close of the Plan year, following a one Plan year break in service. Upon a participant's timely request to sell distributed shares, either during the first 60 days after receiving an initial distribution letter or at a specified time within the next year, the Company is obligated to purchase the shares from the participant at the fair market value as long as the Company's stock is not publicly traded (see The Internal Market above). Under the Subscription Agreement with the Plan dated September 9, 1998, the Company is permitted to defer put options if, under Delaware law, the capital of the Company would be impaired as a result of such a repurchase. After ten years of participating in the Plan and upon reaching age 55, participants may commence to diversify in other investments. The effect of this Plan provision is to allow participants nearing retirement age to put shares back to the Company prior to termination.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

                      DynCorp Savings and Retirement Plan

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of mutual funds and common/collective trusts are valued at quoted market prices at the net asset value of shares held by the Plan at year-end. With respect to investments held in TradeLink+ accounts, securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Participant loans are valued at their unpaid balances, which approximate fair value.

At December 31, 2001, the fair value of the DynCorp Stock and the ESOP shares were determined based on an annual independent appraisal. The estimated fair value was determined to be $47.00 for enterprise shares and $44.75 for minority shares as of December 31, 2001. Enterprise shares (certain ESOP shares) are shares bought at a "control premium," reflecting the higher price that buyers typically pay when they buy an entire company (as the ESOP and other investors did in 1988). Minority shares (certain ESOP shares and the DynCorp Stock) are shares bought at a "minority interest price," reflecting the lower price that buyers typically pay when they are buying a minority position in a company.
During each year, quarterly independent appraisals were also performed to determine the fair value of the DynCorp Stock and ESOP shares on each Trade Date.

At December 31, 2000, the DynCorp Stock was recorded at fair value based on the share price for the December 2000 Trade Date which was determined based on an independent appraisal. The fair value of the ESOP enterprise and minority shares was determined based on an annual independent appraisal.

The valuations were prepared utilizing several different pricing methodologies and assumptions and were based on the Company's financial statements, management's forecasts, and general economic, market and other financial conditions at December 31, 2001. The projections used in the valuations included, among other things, an increase in revenues, operating margins and cash flow, and a plan to further diversity and expand DynCorp's business base. Because of the inherent uncertainty of the valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the securities existed, and the differences could be material.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

                      DynCorp Savings and Retirement Plan

2. Summary of Significant Accounting Policies (continued)

Reclassifications

Loans receivable of $5,631,425 as of December 31, 2000 reported as receivables in the prior year have been reclassified to investments to conform to the current year's presentation.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001:


                                                                                    December 31
                                                                              2001               2000
                                                                       --------------------------------------
401K Accounts
   T. Rowe Price Growth Stock Fund                                       $26,150,098           $44,712,926
   T. Rowe New Horizons Fund                                                                    22,049,089
   T. Rowe Price Growth & Income Fund                                                           21,547,135
   T. Rowe Price Mid-Cap Growth Fund                                                            19,642,039
   T. Rowe Price Stable Value Common Trust Fund                                                 19,357,077
   T. Rowe Price Equity Index Trust Fund                                                        16,037,768
   Restricted DynCorp Stock Fund*                                         43,702,979            15,926,592
ESOP Accounts
   DynCorp Stock*                                                        194,780,581

*Nonparticipant directed

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Investments at quoted fair value:
   Mutual funds                                                                         $      (6,593,630)
   Common/collective trusts                                                                    (1,522,261)
   Tradelink+ (primarily common stock and mutual funds)                                             2,636
Investments at estimated fair value:
   DynCorp Stock - 401K Accounts                                                               24,007,144
   DynCorp Stock - ESOP Accounts                                                               64,250,357
                                                                                       ---------------------
Total                                                                                   $      80,144,246
                                                                                       =====================

                      DynCorp Savings and Retirement Plan

4. Nonparticipant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:

Restricted DynCorp Stock Fund
                                                                                   December 31
                                                                           2001                   2000
                                                                 ---------------------------------------------
Net assets:
   Investments, at estimated fair value:
      Interest-bearing cash                                               $   218,935            $   432,955
     DynCorp Stock                                                         43,484,044             15,493,637
                                                                 ----------------------------------------------
                                                                           43,702,979             15,926,592
   Employee contribution receivable                                           202,924                171,393
                                                                 ----------------------------------------------
                                                                          $43,905,903            $16,097,985
                                                                 ==============================================

                                                                                            Year ended
                                                                                            December 31
                                                                                               2001
                                                                                       ---------------------
Changes in net assets:
   Employee contributions                                                                    $ 5,965,511
   Employer contributions                                                                     14,071,417
   Dividends and interest                                                                         30,832
   Net realized and unrealized appreciation in fair
      value of investments                                                                    15,918,367
   Distributions to participants                                                              (1,956,279)
   Transfer to Unrestricted DynCorp Stock Fund                                                (2,826,237)
   Transfer to other plans                                                                    (3,395,693)
                                                                                       ---------------------
                                                                                             $27,807,918
                                                                                       =====================

                      DynCorp Savings and Retirement Plan

4. Nonparticipant Directed Investments (continued)

ESOP Account
                                                                                           December 31
                                                                                               2001
                                                                                       ---------------------
Net assets:
   Investments, at estimated fair value:
     DynCorp Stock                                                                          $ 194,780,581
   Employer contributions receivable                                                                3,178
   Receivable from CAP                                                                             27,907
   Cash overdrafts                                                                                (60,719)
                                                                                       ---------------------
                                                                                            $194,750,947
                                                                                       =====================


                                                                                            Year ended
                                                                                            December 31
                                                                                               2001
                                                                                       ---------------------
Changes in net assets:
   Dividends and interest                                                                    $    10,769
   Net realized and unrealized appreciation in fair
     value of investments                                                                     64,244,144
   Distributions to participants                                                             (11,530,990)
   Administrative expenses                                                                      (110,260)
   Transfer from other plan                                                                  142,137,284
                                                                                       ---------------------
                                                                                             $194,750,947
                                                                                       =====================

At December 31, 2001, 1,726,712 enterprise shares and 2,539,109 minority shares were outstanding, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

                      DynCorp Savings and Retirement Plan

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 9, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Party-in-Interest Transactions

Certain Plan 401K Account investments are shares of mutual funds or common/collective trusts managed by T. Rowe, the trustee. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of those dates, are recorded on Form 5500 but not in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                                                           December 31
                                                                                   2001                   2000
                                                                          ---------------------- ----------------------
Net assets available for benefits per the financial                               $377,168,845          $192,674,232
  statements
Amount allocated to withdrawing participants                                          (482,438)              (10,708)
                                                                          ---------------------- ----------------------
Net assets available for benefits per Form 5500                                   $376,686,407          $192,663,524
                                                                          ====================== ======================

                      DynCorp Savings and Retirement Plan

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                                            Year ended
                                                                                            December 31
                                                                                               2001
                                                                                       ---------------------
Benefits paid to participants per the financial statements                                   $27,012,903
Add--Amounts allocated to withdrawing participants at
   December 31, 2001                                                                             482,438
Less-Amounts allocated to withdrawing participants at
   December 31, 2000                                                                             (10,708)
                                                                                       ---------------------
Benefits paid to participants per Form 5500                                                  $27,484,633
                                                                                       =====================

The following is a reconciliation of transfer from other plans per the financial statements to Form 5500:

                                                                                            Year ended
                                                                                            December 31
                                                                                               2001
                                                                                       ---------------------

Transfer from other plans, net                                                               $89,263,977
Less--Amounts allocated to withdrawing participants at
   December 31, 2000                                                                            (185,645)
                                                                                       ---------------------
Transfers from other plans, net per Form 5500                                                $89,078,332
                                                                                       =====================

9. Subsequent Events

Effective January 1, 2002, the Company adopted certain amendments to the Plan. Beginning on January 1, 2002, participating employees may contribute up to 50% of their pre-tax compensation, as defined by the Plan, or 12% if the participant was a highly-paid employee or $11,000 (subject to annual change by the IRC). Effective May 30, 2002, Great Banc Trust Company replaced HSBC Bank USA as trustee for the Plan's ESOP accounts.

                             Supplemental Schedules

                       DynCorp Savings and Retirement Plan

          Schedule H, Line 4i--Schedule of Assets (Held At End of Year)
                             EIN-36-2408747 Plan-333

                                December 31, 2001

                                                        Description of Investment
                                                         Including Maturity Date,
Indentity of Issuer, Borrower, Lessor, or               Rate of Interest, Collateral
                Similar Party                             Par or Maturity Value                 Cost           Current Value
----------------------------------------------------------------------------------------------------------------------------
Restricted DynCorp Stock Fund**                        Restricted Company Stock             $28,703,485          $43,702,979
T. Rowe Price Growth Stock Fund*                       Mutual Fund                             ***                26,150,098
T. Rowe Price New Horizons Fund*                       Mutual Fund                             ***                17,210,207
T. Rowe Price Growth & Income Fund*                    Mutual Fund                             ***                14,820,851
T. Rowe Price Mid-Cap Growth Fund*                     Mutual Fund                             ***                16,278,048
T. Rowe Price Stable Value Common                                                              ***
   Trust Fund*                                         Common/Collective Trust                                    14,607,293
T. Rowe Price Equity Index Trust Fund*                 Mutual Fund                             ***                11,799,159
Unrestricted DynCorp Stock Fund*                       Unrestricted Company Stock              ***                15,806,079
T. Rowe Price Corporate Income Fund*                   Mutual Fund                             ***                 4,722,174
T. Rowe Price Global Stock Fund*                       Mutual Fund                             ***                 3,535,196
T. Rowe Price International Stock Fund*                Mutual Fund                             ***                 2,607,828
T. Rowe Price Personal Strategy Growth Fund*           Mutual Fund                             ***                 2,316,482
T. Rowe Price Personal Strategy                        Mutual Fund                             ***                 1,535,224
   Balanced Fund*
T. Rowe Price U.S. Treasury                            Mutual Fund                             ***                 2,588,531
   Intermediate Fund*
TradeLink+ Investments                                 Investments  in Mutual  Funds and       ***                   288,704
                                                         Publicly   Traded   Stocks  and
                                                         Bonds
T. Rowe Price Personal Strategy Income Fund*           Mutual Fund                             ***                   804,185
DynCorp common stock**                                 ESOP Account                         112,706,152          194,780,581
Participant loans*                                     Loans (6.00% - 10.50%)                                      2,938,310
                                                                                                             ---------------
                                                                                                                $376,491,929
                                                                                                             ===============

*Represents a party-in-interest

**Represents a party-in-interest and a nonparticipant directed investment

*** Represents a participant-directed investment and, therefore, historical cost is not required to be presented

                       DynCorp Savings and Retirement Plan

            Schedule H, Line 4j--Schedule of Reportable Transactions
                             EIN-36-2408747 Plan-333

                          Year ended December 31, 2001

                                                                                                  (h) Current Value
                                                                                                     of Asset on         (i) Net
                                                            (c) Purchase (d) Selling  (g) Cost of    Transaction         Gain or
(a) Identity of Party Involved   (b) Description of Assets     Price        Price        Asset            Date            (Loss)
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - series of transactions
Restricted DynCorp Stock Fund    Common stock               $18,659,960               $18,659,960     $18,659,960
Restricted DynCorp Stock Fund    Common stock                            $6,168,261     6,125,491        6,168,261       $42,770
Restricted DynCorp Stock Fund    T. Rowe Price Prime Reserve
                                  Fund                        5,949,578                 5,949,578       5,949,578
Restricted DynCorp Stock Fund    T. Rowe Price Prime Reserve
                                  Fund                                    6,162,401     6,162,401       6,162,401              -

There were no Category (i), (ii) or (iv) transactions during the year ended December 31, 2001.

Columns (e) and (f) are not applicable